UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
        PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ASA INTERNATIONAL LTD.
                              (Name of the Issuer)

                             ASA INTERNATIONAL LTD.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   001912 30 2
                      (CUSIP Number of Class of Securities)

  Alfred C. Angelone                                      Copies To:
Chief Executive Officer                              Paul D. Broude, Esq.
 ASA International Ltd.                          Epstein Becker & Green, P.C.
   10 Speen Street                             111 Huntington Avenue, 26th Floor
 Framingham, MA 01701                                  Boston, MA 02199
    (508) 626-2727                                      (617) 342-4000


(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
(a)  [X]   The filing of solicitation materials or an information
           statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)  [ ]   The filing of a registration statement under the Securities
           Act of 1933.
(c)  [ ]   A tender offer.
(d)  [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

        Transaction Valuation(*)                   Amount of Filing Fee
               $1,030,000                                 $206.00

*Based on information from the Issuer's transfer agent and brokers, the Issuer estimates that its 1-for-600 share reverse split will result in fractions of a share aggregating 206,000 pre-split shares for which the Issuer will pay $5.00 each, or an aggregate of $1,030,000 (the "Total Consideration"). Pursuant to Rule 0-11(b) of the Exchange Act, the amount required to be filed with this
Schedule 13E-3 equals one-fiftieth of one percent of the Total Consideration.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by ASA INTERNATIONAL LTD., a Delaware corporation (the "Company"), in connection with a proposed going private transaction. At an annual meeting of stockholders (the "Annual Meeting"), the Company's shareholders of record will vote on approval of an amendment to the Company's Certificate of Incorporation to effect a reverse 1-for-600 stock split followed immediately by a forward 600-for-1 stock split of ASA's Common Stock.

         As permitted under Delaware law, stockholders whose shares are converted into less than one share in the reverse split (meaning they held fewer than 600 shares at the effective time of the reverse split) will receive a cash payment from ASA for their fractional share interests equal to $5.00 in cash, without interest, for each share of Common Stock they held immediately before the reverse split.

         Stockholders who own 600 or more shares at the effective time of the transaction will not be entitled to receive any cash for their fractional share interests resulting from the reverse split. The forward split that will immediately follow the reverse split will reconvert their whole shares and fractional share interests back into the same number of shares of Common Stock they held immediately before the effective time of the transaction. As a result, the total number of shares held by such a stockholder will not change after completion of the transaction.

         The reverse and forward stock splits, together with the related cash payments to stockholders holding fewer than 600 shares, are referred to as the "transaction."

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement (the "Proxy Statement") filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the holders of the common stock will be given notice of the Annual Meeting at which they will be asked to approve the reverse and forward stock splits, to elect six members of the Board of Directors, to ratify the selection of independent auditors, and to transact any other business properly brought before the Annual Meeting. The Proxy Statement is incorporated by reference to the Company's
Schedule 14A filed with the SEC on April 22, 2004.

         The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

         All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.  SUMMARY TERM SHEET

         The information set forth in the Proxy Statement under "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is ASA International Ltd. The address of the principal executive offices of the Company is 10 Speen Street, Framingham, MA 01701 and the telephone number is (508) 626-2727. The Company provides networked automation systems and ongoing monthly support to businesses in North and South America. The Company designs and develops proprietary enterprise software for the following markets: tire dealer and retreader, law firms, system integrators and e-focused companies, and manufacturing and distribution companies.

(b) The information set forth in the Proxy Statement under "THE ANNUAL MEETING Who Can Vote at the Meeting" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under "MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS" is incorporated herein by reference.

(e)     Not applicable.

(f) The information set forth in the Proxy Statement under "STOCK PURCHASES BY ASA AND ITS AFFILIATES" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c) The information set forth in Item 2(a) above and in the Proxy Statement under "ELECTION OF DIRECTORS -- Occupations of Directors and Executive Officers" is incorporated herein by reference.

         ASA is managed by its directors and executive officers. The directors of ASA are Alfred C. Angelone, Chas B. Blalack, Alan J. Klitzner, William A. Kulok, James P. O'Halloran and Robert L. Voelk. The executive officers of ASA are Alfred C. Angelone, Terrence C. McCarthy and Wayne C. Croswell. Messrs. Angelone, Blalack, Klitzner, Kulok, O'Halloran, McCarthy and Croswell are citizens of the United States. Mr. Voelk is a citizen of Germany.

         Alfred C. Angelone        Chairman, Chief Executive Officer and
                                   President of the Company with a business address at 10 Speen Street, Framingham,
                                   Massachusetts 01701.

         Chas B. Blalack           Managing Member of Maritime Capital LLC, a
                                   private equity firm with a business address at 180 Saugatuck Ave. Westport, CT 06880.

         Alan J. Klitzner          Chairman of Klitzner Industries, Inc., a
                                   privately held manufacturer of emblematic jewelry with a business address at 44 Warren
                                   Street, Providence, RI 02901.

         William A. Kulok          Director of World Trade Center Palm Beach,
                                   an organization that produces trade shows and events with a business address at 116
                                   Echo Drive, Jupiter, FL 33458, formerly
                                   President of North American Corporate Games, an organization that produces multi-sport festivals for executives with a business address at 116 Echo Drive, Jupiter, FL 33458.

         James P. O'Halloran       Retired with a business address at c/o ASA,
                                   10 Speen Street, Framingham, Massachusetts
                                   01701; Formerly Senior Vice President,
                                   Treasurer and Chief Financial Officer of
                                   Pegasystems Inc., a publicly held software company with a business address at 101 Main
                                   Street, Cambridge, MA 02142.

         Robert   L. Voelk         Chief Executive Officer, President and
                                   Chairman of Omtool, Ltd. a publicly held
                                   Communications software company with a
                                   business address at 8 Industrial Way, Salem,
                                   NH 03079; Chairman and Chief Executive
                                   Officer of eSped.com, a privately held
                                   software company with a business address at 8
                                   Industrial Way, Salem, NH 03079.

         Terrence C. McCarthy      Vice President, Secretary and Treasurer of
                                   ASA with a business address at 10 Speen
                                   Street, Framingham, Massachusetts 01701.

         Wayne C. Croswell         Group Vice President and President of ASA's
                                   Tire Systems Product Line with a business address at 10 Speen Street, Framingham,
                                   Massachusetts 01701.

         During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. All of the Company's directors and executive officers are United States citizens.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)     The following information is incorporated by reference to the Proxy
Statement: "SUMMARY TERM SHEET," "THE ANNUAL MEETING," "THE PROPOSED AMENDMENT," and the following subsections under "SPECIAL FACTORS:" "-- Background of the Transaction," "-- Purpose of the Transaction," "-- Cash Payment In Lieu of Fractional Shares," "-- Sources of Funds and Financial Effect of the Transaction," "-- Effect of the Proposed Transaction on Stockholders," "-- Effect of the Proposed Transaction on Option Holders," "-- Effect of the Proposed Transaction on ASA," and "-- Material Federal Income Tax Consequences."

(b) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Interests of Executive Officers and Directors in the Transaction" is incorporated herein by reference.

(c)     The following information is incorporated by reference to the Proxy
Statement: "SUMMARY TERM SHEET," and the following subsections under "SPECIAL FACTORS:" "-- Background of the Transaction," "-- Cash Payment In Lieu of Fractional Shares," "-- Effect of the Proposed Transaction on Stockholders," "-- Interests of Executive Officers and Directors in the Transaction," "-- Effect of the Proposed Transaction on Option Holders," and "-- Material Federal Income Tax Consequences."

(d) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Dissenters' Rights; Escheat Laws" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under "THE PROPOSED AMENDMENT -- Provisions for Unaffiliated Shareholders" and "SPECIAL FACTORS -- Recommendation of the Board; Fairness of the Transaction" is incorporated herein by reference.

(f) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in the Proxy Statement under "ELECTION OF DIRECTORS -- Certain Transactions" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction," "SPECIAL FACTORS -- Possible Corporate Transactions," and "STOCK PURCHASES BY ASA AND ITS AFFILIATES" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Possible Corporate Transactions," "STOCK PURCHASES BY ASA AND ITS AFFILIATES," "ELECTION OF DIRECTORS -- Certain Transactions," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "EQUITY COMPENSATION PLAN INFORMATION" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information set forth in the Proxy Statement under "THE PROPOSED AMENDMENT -- Exchange of Stock Certificates" is incorporated herein by reference.

(c)     The following information is incorporated by reference to the Proxy
Statement: "SUMMARY TERM SHEET," "ELECTION OF DIRECTORS," and the following subsections under "SPECIAL FACTORS:" "-- Background of the Transaction," "-- Purpose of the Transaction," "-- Effect of the Proposed Transaction on Stockholders," "-- Effect of the Proposed Transaction on ASA," "-- Conduct of ASA's Business after the Transaction," and "-- Possible Corporate Transactions."

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) The information set forth in the Proxy Statement under "SUMMARY TERM SHEET," "SPECIAL FACTORS -- Background of the Transaction," and "SPECIAL FACTORS -- Purpose of the Transaction," is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "SUMMARY TERM SHEET," "SPECIAL FACTORS -- Background of the Transaction," and "SPECIAL FACTORS -- Purpose of the Transaction," is incorporated herein by reference.

(d) The following information is incorporated herein by reference to the Proxy Statement: "SUMMARY TERM SHEET," "SUMMARY FINANCIAL INFORMATION -- Summary Unaudited Pro Forma Financial Information" and the following subsections under "SPECIAL FACTORS:" "-- Effect of the Proposed Transaction on Stockholders," "-- Effect of the Proposed Transaction on Option Holders," "-- Effect of the Proposed Transaction on ASA."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)-(e) The following information is incorporated herein by reference to the Proxy Statement: "SUMMARY TERM SHEET;" and the following subsections under "SPECIAL FACTORS:" "-- Background of the Transaction," "-- Purpose of the Transaction," "-- Recommendation of the Board; Fairness of the Transaction," and "-- Opinion and Report of the Financial Advisor."

(f)      Not applicable

ITEM 9.  REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

(a)-(b) The information set forth in the Proxy Statement under the following subsections of "SPECIAL FACTORS" is incorporated herein by reference: "-- Background of the Transaction," "-- Recommendation of the Board; Fairness of the Transaction," and "-- Opinion and Report of the Financial Advisor."

(c) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Opinion and Report of the Financial Advisor" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(d) The information set forth in the Proxy Statement under "SUMMARY TERM SHEET" and "SPECIAL FACTORS -- Sources of Funds and Financial Effect of the Transaction" is incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "STOCK PURCHASES BY ASA AND ITS AFFILIATES" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," is incorporated herein by reference. Other than the grant of stock options to directors described under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," no directors, executive officers, controlling persons or any associates of any of them have effected any transactions with respect to the Company's securities in the past 60 days.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d)-(e) The information set forth in the Proxy Statement under "THE ANNUAL MEETING -- Recommendation of the Board of Directors" and "SPECIAL FACTORS -- Recommendation of the Board; Fairness of the Transaction" is incorporated herein by reference.

ITEM 13.  FINANCIAL INFORMATION.

(a) The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. The information in the Proxy Statement referred to in "SUMMARY FINANCIAL INFORMATION

-- Summary Historical Financial Information," "OTHER INFORMATION -- Incorporation by Reference," and OTHER INFORMATION -- Where You Can Find More Information" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "SUMMARY FINANCIAL INFORMATION -- Summary Unaudited Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) The information set forth in the Proxy Statement under "THE ANNUAL MEETING -- Solicitation of Proxy Appointments" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a)(1) Not applicable.

(a)(2) Press Release issued by the Company on April 16, 2004 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 16, 2004).

(a)(3) Preliminary Proxy Statement of the Company (incorporated by reference to the Company's Schedule 14A filed with the SEC on April 22, 2004).

(a)(4) Not applicable.

(a)(5) Not applicable.

(b)    Not applicable.

(c)(1) Opinion of vFinance Investments, Inc. dated April 16, 2004 (included as Appendix B to the Company's Preliminary Proxy Statement filed as part of the
Schedule 14A included as Exhibit (a)(3) to this Schedule 13E-3).

(c)(2) Report of vFinance Investments, Inc. dated April 16, 2004.

(d)(1) Preferred Stock Rights Agreement, dated as of October 21, 1998 between the Company and American Securities Transfer & Trust, Inc., as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to exhibit 10.1 previously filed with the Company's Current Report on Form 8-K filed with the SEC on November 4, 1998).

(d)(2) Stock Repurchase Agreement dated August 1, 2002 by and between ASA International Ltd., Harry W. Margolis and Margolis family members (incorporated by reference to exhibit 10.1 previously filed with the Company's Current Report on Form 8-K filed with the SEC on August 14, 2002).

(d)(3) 1986 Incentive Stock Option Plan of the Company (incorporated by reference to exhibit 4A previously filed with the Company's Form S-8 filed with the SEC on September 27, 1996).

(d)(4) 1988 Stock Option Plan of the Company (incorporated by reference to exhibit 4B previously filed with the Company's Form S-8 filed with the SEC on September 27, 1996).

(d)(5) 1993 Stock Option Plan of the Company (incorporated by reference to exhibit 4C previously filed with the Company's Form S-8 filed with the SEC on September 27, 1996).

(d)(6) 1995 Stock Option Plan of the Company (incorporated by reference to exhibit 4D previously filed with the Company's Form S-8 filed with the SEC on September 27, 1996).

(f)    Not applicable.

(g)    Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                           ASA INTERNATIONAL LTD.

                                       By: /s/  ALFRED C. ANGELONE
                                           -----------------------
                                           Alfred C. Angelone
                                           Chairman and Chief Executive Officer
Dated:  April 22, 2004

                                  EXHIBIT INDEX
Exhibit
Number    Description
------    -----------

(a)(2) Press Release issued by the Company on April 16, 2004 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 16, 2004).

(a)(3) Preliminary Proxy Statement of the Company (incorporated by reference to the Company's Schedule 14A filed with the SEC on April 22, 2004).

(c)(1) Opinion of vFinance Investments, Inc. dated April 16, 2004 (included as Appendix B to the Company's Preliminary Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(3) to this Schedule 13E-3)

(c)(2)    Report of vFinance Investments, Inc. dated April 16, 2004.

(d)(1) Preferred Stock Rights Agreement, dated as of October 21, 1998 between the Company and American Securities Transfer & Trust, Inc., as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to exhibit 10.1 previously filed with the Company's Current Report on Form 8-K filed with the SEC on November 4, 1998).

(d)(2) Stock Repurchase Agreement dated August 1, 2002 by and between ASA International Ltd., Harry W. Margolis and Margolis family members (incorporated by reference to exhibit 10.1 previously filed with the Company's Current Report on Form 8-K filed with the SEC on August 14,
          2002).

(d)(3) 1986 Incentive Stock Option Plan of the Company (incorporated by reference to exhibit 4A previously filed with the Company's Form S-8 filed with the SEC on September 27, 1996).

(d)(4) 1988 Stock Option Plan of the Company (incorporated by reference to exhibit 4B previously filed with the Company's Form S-8 filed with the SEC on September 27, 1996).

(d)(5) 1993 Stock Option Plan of the Company (incorporated by reference to exhibit 4C previously filed with the Company's Form S-8 filed with the SEC on September 27, 1996).

(d)(6) 1995 Stock Option Plan of the Company (incorporated by reference to exhibit 4D previously filed with the Company's Form S-8 filed with the SEC on September 27, 1996).

                                                                  Exhibit (C)(2)

           REPORT TO THE BOARD OF DIRECTORS OF ASA INTERNATIONAL, LTD.


                                                                  April 16, 2004


Gentlemen:


         We understand that ASA International, Ltd. (the "Company" or "ASA") intends to effect a reverse (to be followed immediately by a forward) split of its common stock, $.01 par value per share (the "Common Stock"), in conjunction with a going private transaction (the "Transaction"). More specifically, the Transaction calls for a 1 for 600 reverse stock split, with any stockholders owning solely fractional shares immediately following the reverse split ("Fractional Shares") to be paid $5.00 in cash (the "Transaction Consideration") per share of Common Stock for such Fractional Shares on a pre-split basis. In connection with the Transaction, we understand that the Company intends to file a certificate with the United States Securities and Exchange Commission (the "SEC") to terminate its public company reporting obligations under the Securities Exchange Act of 1934. The Company also intends to delist its Common Stock from the Nasdaq SmallCap Market and terminate public market trading therein. The terms of the Transaction are more fully set forth in the draft proxy statement and related documents that will be filed with the SEC in connection with the Transaction. Given this set of conditions, vFinance Investments, Inc. was asked if it would be in the position to opine on the Fairness of the aggregate consideration to be received by shareholders of ASA holding fractional shares immediately following the reverse split and render its opinion to the Board of Directors. You have not requested that we opine, and our opinion does not in any manner address, the underlying business decision of the Company to proceed with or effect the Transaction. In addition, we have not been requested to explore any alternatives to the Transaction. Further, our opinion does not address the relative merits of the Transaction as compared to any alternative business strategy that might exist for the Company.

         vFinance Investments, Inc., as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. During the course of the engagement, the vFinance team met with senior management in person at its Framingham, Massachusetts offices and telephonically regarding the Company and the Transaction.

         We elected to determine the fairness of the consideration offered for fractional shares by performing: Comparable Company Analysis, Discounted Cash Flow Analysis, Liquidation Analysis, Book Value Analysis, and Comparable Transactions Analysis. In our Comparable Transactions Analysis, we considered both acquisition transactions and transactions in which companies had announced a filing of a Form 15 to deregister their shares for trading.

         Comparable Company Analysis

         vFinance first defined those other companies that might be considered "comparable" to ASA. While the Company competes in the Enterprise Software space that includes multi-billion dollar companies like Oracle, SAP, Peoplesoft, Infosys, BEA Systems and others, its niche is slightly more specialized, focusing on the Computer Networking segment of Enterprise Software. More comparable from an operating standpoint would be industry giants such as Novell, Reynolds & Reynolds and Dassault Systems. While comparisons with ASA can be made due to the commonality in the sector, our analysis recognizes that these otherwise comparable companies are significantly larger and hence, while instructive, are not truly comparable.

         In reviewing the companies in this sector, we were able to identify a trend that those companies which managed to achieve in excess of $100 million in revenue were accorded premium multiples of market capitalization to revenue in comparison to their peers. An industry giant like Oracle commands a market multiple of greater than seven (7) times it revenues. Conversely, those companies under $100 million in revenue tended to trade at market multiples of less than one (1) times revenue. Given that ASA's revenue base is under $100 million, we chose a sample set which would similar in terms of market capitalization size and operating revenue to the rest of our sample set, even if the market verticals were dissimilar.

         An initial sample set of seventeen (17) companies that we believe fit our defined parameters were included in our comparable sample. Those parameters were defined as a company operating in the Computer Networking segment of Enterprise Software, irrespective of market verticals addressed. They range in market capitalization size from $1.7 million to just under $100 million, with a range of trailing twelve month revenues from $2.2 million to $86 million. (See exhibit below.)

                                                          ASA International Ltd
--------------------------------------------------------------------------------
Trading Multiples for Selected Publicly Traded Companies
--------------------------------------------------------------------------------
ENTERPRISE SOFTWARE
                                            Stock      % of     Market    Price     Price           Enterprise  Enterprise Value to
                                                                                                                -------------------
                                            Price    52 Week     Cap     to TTM     to TTM      EPS     Value       TTM       TTM
              Company           Ticker    4/13/2004    High     ($MM)      Rev.     Earnings    TTM     ($MM)       Rev.     EBITDA
-----------------------------------------------------------------------------------------------------------------------------------
ARI Network Services Inc        ARIS.OB     $1.25        27%      $ 7.2    0.6x     -15.0x     -0.08    $ 11.0      0.8x     -90.2x
Creative Computer Application     CAP       $1.62       105%      $ 5.4    0.8x     -25.9x     -0.06     $ 4.4      0.6x      11.0x
INSCI Corp                      INCC.OB     $0.67        84%      $ 4.0    0.5x      -1.8x     -0.37     $ 6.8      0.8x      18.9x
Analex Corporation                NLX       $4.76       101%     $ 73.7    1.1x      26.8x      0.18    $ 69.3      1.0x      14.9x
CAM Commerce Solutions            CADA     $13.71       106%     $ 46.3    2.3x     109.0x      0.13    $ 21.8      1.1x      14.9x
Castelle                          CSTL      $4.54        58%     $ 15.2    1.5x       9.3x      0.49    $ 10.0      1.0x       7.8x
DAOU Systems                    DAOU.OB     $0.47        41%     $ 10.1    0.2x       6.0x      0.08     $ 2.5      0.1x       1.8x
ebix.com, Inc                     EBIX     $14.60        85%     $ 33.4    2.4x      34.6x      0.42    $ 22.6      1.6x      11.6x
Larscom Incorporated              LARS      $4.60        94%     $ 23.5    1.1x      -1.8x     -2.60    $ 19.7      0.9x      -1.5x
NetWolves Corporation             WOLV      $1.45        54%     $ 25.5    1.1x      -4.4x     -0.33    $ 26.0      1.1x      -5.1x
Sento Corporation                 SNTO     $15.70       142%     $ 38.5    2.0x     -35.3x     -0.44    $ 29.6      1.5x      32.7x
SofTech, Inc                    SOFT.OB     $0.26        58%      $ 3.2    0.2x      -1.7x     -0.15    $ 17.8      1.4x      38.6x
Triple P N.V.                     TPPP      $1.23        62%     $ 37.5    0.4x      69.8x      0.02    $ 33.4      0.3x     -14.8x
Vertel Corporation              VRTL.OB     $0.05        16%      $ 1.7    0.4x      -0.2x     -0.21     $ 5.9      1.5x      -0.8x
1MAGE Software                  ISOL.OB     $0.85        81%      $ 2.8    1.3x      29.0x      0.03     $ 3.0      1.4x     165.0x
AXS One                           AXO       $3.50        83%     $ 87.4    2.2x      37.7x      0.09    $ 82.5      2.1x      19.0x
Astea International Inc           ATEA      $3.74        85%     $ 10.9    0.7x      -3.4x     -1.11     $ 5.3      0.4x      -2.3x

                              -----------------------------------------------------------------------------------------------------
                              Mean          $4.29        75%     $ 25.1    1.1x      13.7x     -0.23    $ 21.9      1.0x      13.0x
                              Median        $1.62        83%     $ 15.2    1.1x      -0.2x     -0.06    $ 17.8      1.0x      11.0x
                              -----------------------------------------------------------------------------------------------------

                              ASAA          $3.48        63%        6.7    0.4x        N/A     -0.25     $ 5.7      0.5x        N/A

         We then sought to filter this sample set to those companies that were most similar to ASA in size from both a market capitalization and trailing 12 month revenue standpoint. Based on this approach, we identified a sample set of seven (7) companies that ranged in market capitalization from $1.7 million to $22 million, with a revenue range of $2.2 million to $22 million. ASA reported full year 2003 revenues of $15.9 million and had a market capitalization of approximately $6.7 million based on a April 13, 2004 price of $3.48 per share. (See exhibit below.)

------------------------------------------------------------------------------------------------------------------------------------
ENTERPRISE SOFTWARE
                                                                                                                 Enterprise Value to
                                             Stock     % of    Market   Price      Price             Enterprise  -------------------
                                             Price    52 Week    Cap    to TTM    to TTM      EPS      Value       TTM        TTM
              Company             Ticker   4/13/2004   High     ($MM)    Rev.    Earnings     TTM      ($MM)      Rev.       EBITDA
------------------------------------------------------------------------------------------------------------------------------------
ARI Network Services Inc          ARIS.OB    $1.25      27%    $ 7.2     0.6x    -15.0x     -0.08     $ 11.0      0.8x       -90.2x
Creative Computer Application       CAP      $1.62     105%    $ 5.4     0.8x    -25.9x     -0.06      $ 4.4      0.6x        11.0x
INSCI Corp                        INCC.OB    $0.67      84%    $ 4.0     0.5x     -1.8x     -0.37      $ 6.8      0.8x        18.9x
Castelle                            CSTL     $4.54      58%   $ 15.2     1.5x      9.3x      0.49     $ 10.0      1.0x         7.8x
NetWolves Corporation               WOLV     $1.45      54%   $ 25.5     1.1x     -4.4x     -0.33     $ 26.0      1.1x        -5.1x
Vertel Corporation                VRTL.OB    $0.05      16%    $ 1.7     0.4x     -0.2x     -0.21      $ 5.9      1.5x        -0.8x
1MAGE Software                    ISOL.OB    $0.85      81%    $ 2.8     1.3x     29.0x      0.03      $ 3.0      1.4x       165.0x


                                ----------------------------------------------------------------------------------------------------
                                Mean         $1.49      61%    $ 8.8     0.9x     -1.3x     -0.08      $ 9.6      1.0x        15.3x
                                Median       $1.25      58%    $ 5.4     0.8x     -1.8x     -0.08      $ 6.8      1.0x         7.8x
                                ----------------------------------------------------------------------------------------------------

                                ASAA         $3.48      63%      6.7     0.4x       N/A     -0.25        5.7      0.5x          N/A

         Having reviewed the operating demographics of this sample set and determining that ASA fell within the operating parameters of this group, we noted that many of the companies in the sample set were not profitable nor generating cash-flow. As such, we determined that we would derive multiples based on current Market Price and Enterprise Value. These multiples, once derived from our sample set, would be the "Industry Multiples" that would be applied against ASA's operating statistics to impute a range of values. An examination of the multiples based on the larger sample set revealed little difference between those based on Market Price or Enterprise Value. On average, this mean multiple approximates one (1) times revenue. In the smaller sample set, the mean Market Price to Revenue Multiple dropped slightly to (.9) times revenue, while the multiple based on Enterprise Value remained unchanged at one
(1) times revenue. These multiples, which we applied to ASA's statistics, yield a target valuation range of $6.02 per share to $8.24 per share.

         Discounted Cash Flow Analysis
         -----------------------------

         We examined the cash flows of ASA and use Discounted Cash Flow analysis to arrive at a valuation based on its ability to generate cash-flow. Using data furnished to us by management, and making certain assumptions regarding business growth rates, the need for additional capital expenditures, and projecting the WACC (Weighted Average Cost of Capital) to ASA, we calculated a terminal value of ASA's business based on its ability to generate cash, using required returns and discount rates that in our experience, would be appropriate for an entity at this stage in its life cycle. Based on those assumptions (see exhibit below), we arrived at a value of approximately $3.2 million for ASA, or approximately $1.66 per share.

                                                                                                              ASA International Ltd
-----------------------------------------------------------------------------------------------------------------------------------
Discounted Cash Flow Valuation Exercise

 Assumptions:
  Growth rate - 5%
  Investor Return - 50%
  Discount Rate - 7.8%

 Original Projections

-----------------------------------------------------------------------------------------------------------------------------------
                                       TTM             2003 E            2004 E           2005 E           2006 E         Terminal
===================================================================================================================================
 Revenues                       $ 16,200,000.0     $ 15,916,365      $ 16,393,856     $ 16,885,672     $ 17,392,242
 EBITDA                             (102,000.0)      $ (268,669)        $ 819,693        $ 844,284        $ 869,612


 CAPEX
-----------------------------------------------------------------------------------------------------------------------------------
 OCF Minus CAPEX                    (102,000.0)      (268,669.0)        819,692.8        844,283.6        869,612.1     2,029,094.9
-----------------------------------------------------------------------------------------------------------------------------------
 Financing Requirement (Debt)                -                -                 -                -
-----------------------------------------------------------------------------------------------------------------------------------
 CF                                 (102,000.0)      (268,669.0)        819,692.8        844,283.6        869,612.1     2,029,094.9
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------
 NPV                               3,167,865.7
 Discount Rate                            7.8%
-----------------------------------------------

         Liquidation Analysis
         --------------------

         Part of the valuation methodology we sought to employ in examining the range of values for ASA was a scenario under which the company would be liquidated in an orderly fashion, with management supplying good faith estimates of what could be obtained for the various operating entities and assets, based on market conditions as they currently exist. We received assessments of the various entities' sale values based on EBITDA multiples, Percentage (%) of Recurring Revenues, and Percentage (%) of Revenues net of Hardware Costs. We also examined miscellaneous other assets and applied appropriate offsets to complete the analysis. Based on this, we arrived at a range of $5.52 per share to $7.20 per share. (See exhibit below.)

                                                         ASA International Ltd.
                                                Liquidation Analysis Prepared for Vfinance
  ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  CORP/
                         000's                            TIRE     Khameleon  RainMaker  Verticent  Properties Aircraraft    TOTAL
  ---------------------------------------------------------------  ---------  ---------  ---------- ---------- ----------- --------

                                           2003 Revenue  $ 6,625    $ 2,019    $ 5,385     $ 1,887                         $ 15,916
  ---------------------------------------------------------------  ---------  ---------  ---------- ---------- ----------- --------

                     2003 Revenue Net of Hardware Costs    5,855      2,019      5,385       1,887                           15,146
  -------------------------- -------------------------------------  ---------  ---------  ---------- ---------- ----------- --------

                                 2004 Recurring Revenue    2,880        897      3,214         864                            7,855
  ---------------------------------------------------------------  ---------  ---------  ---------- ---------- ----------- --------

                                            2003 EBITDA    1,109       (342)     1,014        (546)       432      (1,936)     (269
  ===============================================================  ================================================================

                    Valuation Methods:
                    ------------------

1)EBITDA Mulitple
-----------------
                                               Multiple      5           0         3            0
                                                       ----------------------------------------------------------------------------
                                                  Value    5,545          -      3,042          -                             8,587
                                                       ----------------------------------------------------------------------------

2)% of Revenue Net of Hardware Costs
------------------------------------
                                                  %-age    100%         30%       75%          30%
                                                       ----------------------------------------------------------------------------
                                                  Value    5,855        606      4,039         566                           11,066
                                                       ----------------------------------------------------------------------------

3)% Recurring Rev
-----------------
                                                  %-age    100%        100%       100%        100%
                                                       ----------------------------------------------------------------------------
                                                  Value    2,880        897      3,214         864                            7,855
                                                       ----------------------------------------------------------------------------

4)Misc. Asset Valuations
------------------------

Estim Current value of Building @ $120 per sq. ft.                                                    $ 3,840
Less mortgage                                                                                           2,841
                                                                                                     --------
                                           Net proceeds                                                   999
                                                                                                     ---------

Estim Current value of 33% of Aircraft                                                                          $   363
33% of outstanding debt                                                                                             283
                                                                                                                --------
                                           Net proceeds                                                              80
                                                                                                                --------

12/31/03 Balance Sheet Cash plus Omtool Sales Proceeds                                                          $ 6,758
Less: Balance sheet Liabilities and non-cancellable lease obligations                                             5,709
                                                                                                                -------
                                           Net proceeds                                                           1,049
                                                                                                                -------

Remaining Omtool Stake (valued at last sales price of $11.50)                                                   $   575
Less: Sales Commission                                                                                               11
                                                                                                                -------
                                           Net proceeds                                                             564
                                                                                                                -------

         Book Value Analysis
         -------------------

         Based on Shareholder's Equity of $10,436,503 as of December 31, 2003, and the number of shares outstanding on March 22, 2004,book value was $5.46 per share. We also adjusted this figure to consider the Net Tangible Book Value by removing Goodwill from the equation, and arrived at a Net Tangible Book Value of $4.97 per share.

         Comparable Transaction Analysis
         -------------------------------

         We examined privatization transactions within the Enterprise Software sector, mergers of similarly sized companies in the Enterprise Software sector, and deregistration transactions to determine if those ranges were comparable to the consideration being offered to holders of Fractional Shares of ASA. (See exhibit below.)

                                                                                                        ASA International Ltd.
------------------------------------------------------------------------------------------------------------------------------
Valuation Comparisons of Recent Transactions


------------------------------------------------------------------------------------------------------------------------------
PRIVATIZATION
                                                                          Value of               TTM
                                                         Date of            Offer                Rev                   Revenue
              Company                  Ticker             Offer            ('000)              ('000)                 Multiple
------------------------------------------------------------------------------------------------------------------------------

Made2Manage Systems                                      05-Jun-03           $ 30,000           $  30,200               1.0x
Prophet 21, Inc.                         PXXI            15-Nov-02           $ 63,400           $  43,500               1.5x
Barnes & Noble.com                       BNBN            07-Nov-03           $150,000           $ 424,800               0.4x
Concerto Software                        CRTO            10-Feb-04           $145,000           $ 150,000               1.0x

                                                                                               -------------------------------
                                                                                               Mean                    0.6x
                                                                                               -------------------------------

------------------------------------------------------------------------------------------------------------------------------
MERGER
                                                                          Value of               TTM
                                                         Date of            Offer                Rev                   Revenue
              Company                  Ticker             Offer            ('000)              ('000)                 Multiple
------------------------------------------------------------------------------------------------------------------------------

Science & Engineering Assoc.                             22-Jan-04           $100,000           $ 200,000               0.5x
Compendit                                                04-Mar-04            $ 5,500           $   9,600               0.6x
Wishbone Systems, Inc.                                   07-Nov-03            $ 6,650           $   9,000               0.7x
Tigris Corp.                                             02-Feb-04            $ 9,200           $   9,600               1.0x

                                                                                            ----------------------------------
                                                                                                Mean                    0.5x
                                                                                            ----------------------------------


------------------------------------------------------------------------------------------------------------------------------
DEREGISTRATION
                                                                          Value of               TTM
                                                         Date of            Offer                Rev                   Revenue
              Company                  Ticker             Offer            ('000)              ('000)                 Multiple
------------------------------------------------------------------------------------------------------------------------------

Bogen Communications                    BOGN             10-Nov-03           $ 26,000           $  55,000               0.5x
Southern Energy Homes                   SEHI             15-Dec-03           $ 29,600           $ 106,700               0.3x

                                                                                            ----------------------------------
                                                                                                Mean                    0.3x
                                                                                            ----------------------------------

         While all valuation methodologies receive equal weight in our valuation, we tend to favor transaction-oriented multiples as more indicative of the true multiple to be assigned. As we indicated earlier in our analysis, sub- $100 million dollar a year companies tended to trade at discounted multiples to revenue, and it is not surprising to see that the mean multiples for these various transaction multiples are also less than one (1) times revenue. Based on the weighted average mean multiple for Privatization transactions, the range based on ASA's statistics were $3.47 to $4.75 per share. Applying the weighted average mean multiple for Merger transactions yielded a range of $3.08 to $4.22 per share. Finally, the range of values calculated from applying the weighted average mean multiple associated with Deregistration transactions yielded a range of $1.99 to $2.73 per share.

         Summary
         -------

                                                       ASA International Ltd.
-----------------------------------------------------------------------------
 ASA International, Ltd.
 Valuation Exercise

-----------------------------------------------------------------------------
                   Method                      Low               High
-----------------------------------------------------------------------------
 Discounted Cash Flow                          $  3,167.9
 Liquidation Analysis                          $ 10,546.7         $ 13,757.2
 Book Value                                    $  9,493.7         $ 10,436.5
 Market Multiples                              $ 11,499.2         $ 15,739.6
 Market Multiples - Revised Sample             $  9,661.5         $ 13,224.2
 Rev. Multiple - Privatization                 $  6,627.4         $  9,071.3
 Rev. Multiple - Merger                        $  5,884.3         $  8,054.2
 Rev. Multiple - Deregistration                $  3,804.9         $  5,207.9
-----------------------------------------------------------------------------
                  Average                      $  7,585.7         $ 10,784.4
-----------------------------------------------------------------------------

Total Shares Outstanding Post-Merger            1,910,765
and Post- Funding of both Tranches.

Implied Price Per Share:                            $3.97              $5.65

Price per share of Transaction:                     $5.00


         Conclusion
         ----------

         The average of the ranges from these methodologies is approximately $7.6 million to $10.9 million , for an implied price range of $3.97 per share to $5.65 per share, based on a share count of approximately 1.92 million shares outstanding. At a contemplated purchase price per share of $5.00 for Fractional Shares, it is the opinion of vFinance that the Transaction Consideration is fair, from a financial point of view, to the stockholders of the Company.